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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(3)
of the Securities Exchange Act of 1934
___________________________

Enel Generación Chile S.A.

(Name of Subject Company (Issuer))

__________________________

Enel Chile S.A.

Enel S.p.A.

Enel South America S.R.L.

(Name of Filing Person (Offeror))

__________________________

American Depositary Shares (ADS) each representing

30 shares of Common Stock, no par value

 (Title of Class of Securities)

29244T101

(CUSIP Number of Class of Securities)

_________________________

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)
_________________________

Nicolás Billikopf Enel Chile S.A. Santa Rosa 76 Santiago, Chile Telephone: +(562) 2353-4628

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

With copies to:

J. Allen Miller, Esq.

Sey-Hyo Lee, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166-4193

Telephone: +1 (212) 294-6700

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

_________________

* Pursuant to General Instruction D to Schedule TO, no filing fee is required for preliminary communications made before the commencement of a tender offer.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Important Information

This Schedule TO-C relates solely to preliminary communications made before the commencement of a planned tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación Chile”), including in the form of American Depositary Shares (“ADSs”), that are not currently owned by Enel Chile and its affiliates.

This communication is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities of Enel Generación Chile or any other company, or an offer to participate in a tender offer for securities of Enel Generación Chile or any other company described herein. The tender offer described herein has not yet commenced. When the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the tender offer.  Shareholders and investors may obtain free copies of the tender offer materials that Enel Chile files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enel Chile. These tender offer materials are not currently available and their availability is subject to the commencement of the tender offer.

The following preliminary communications were made on a significant event (hecho esencial) filing that was furnished by Enel Chile to the Chilean Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros) on August 30, 2017 and also furnished to the SEC on Form 6-K.

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago August 30, 2017

Ger. Gen. N° 18/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N° 1449

Santiago, Chile

Ref.:      SIGNIFICAN EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under the Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enel Chile S.A (“Enel Chile” or the “Company”), I hereby inform you of the following significant event:

The Board of Directors of Enel Chile, in its extraordinary session held today, unanimously agreed to appoint Mr. Oscar Molina H. as independent expert and Larraín Vial Servicios Profesionales Limitada as independent appraiser with regard to the corporate reorganization described in the Significant Event dated August 25, 2017.

Also, the Directors’ Committee, in its extraordinary session held immediately after the aforementioned Board of Directors’ meeting, within its legal authority unanimously agreed to appoint Econsult Capital as an additional independent appraiser.

Such independent appraisers will evaluate the integrity of the operation described in the aforementioned Significant Event.

Sincerely,

Herman Chadwick P.

Chairman of the Board of Directors

Enel Chile S.A.

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)